UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 31)1

Handy & Harman Ltd.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

410315105
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,560,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,560,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,560,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,560,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,560,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,560,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,560,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,560,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,560,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,560,592
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,560,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,560,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 306,412
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 288,107
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON JOHN H. MCNAMARA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,233
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON LEONARD J. MCGILL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,716
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,517
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,947
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 255,642
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON EMH HOWARD, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,642
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 57,642
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON JAMES F. MCCABE, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,267
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 39,579
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

The following constitutes Amendment No. 31 to the Schedule 13D filed by the undersigned (“Amendment No. 31”).  This Amendment No. 31 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of 7,131,185 Shares owned directly by SPHG Holdings is approximately $86,219,904, including brokerage commissions. Such Shares were acquired with funds of SPHG Holdings and an affiliated entity that initially purchased a portion of the Shares prior to being contributed to SPHG Holdings.  The remaining 1,429,407 Shares owned directly by SPHG Holdings were received by SPHG Holdings in exchange for all its shares of common stock of JPS Industries, Inc. as discussed in further detail in Item 4.

Mr. Lichtenstein beneficially owns 18,305 unvested restricted Shares and an additional 288,107 Shares awarded to him in his capacity as Chairman of the Issuer.

The aggregate purchase price of the 57,642 Shares owned directly by EMH is approximately $184,280, including brokerage commissions. The Shares owned directly by EMH were acquired with the working capital of EMH.

Mr. Howard beneficially owns 18,305 unvested restricted Shares and an additional 198,000 Shares awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of 500 Shares owned directly by Mr. McNamara is approximately $5,015, including brokerage commissions.  Such Shares were acquired with personal funds.  Mr. McNamara beneficially owns 733 unvested restricted Shares and an additional 32,000 Shares awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of 5,000 Shares owned directly by Mr. McCabe is approximately $70,660, including brokerage commissions. Such Shares were acquired with personal funds.  Mr. McCabe beneficially owns 4,688 unvested restricted Shares and an additional 29,579 Shares and stock options currently exercisable into 5,000 Shares awarded to him in his capacity as Senior Vice President and Chief Financial Officer of the Issuer.

Mr. McGill beneficially owns 4,199 unvested restricted Shares and an additional 6,517 Shares awarded to him in his capacity as Senior Vice President, Chief Legal Officer and Assistant Secretary of the Issuer.

Set forth on Schedule B annexed to Amendment No. 26 to the Schedule 13D (“Schedule B”) is the aggregate purchase price of the Shares beneficially owned, if any, by each of the persons, who are not Reporting Persons, set forth on Schedule A annexed to Amendment No. 30 to the Schedule 13D (“Schedule A”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective July 2, 2015, Handy & Harman Group, Ltd. (“H&H Group”), a Delaware corporation and a wholly owned subsidiary of the Issuer, completed its previously announced acquisition of JPS Industries, Inc., a Delaware corporation (“JPS”), pursuant to the Agreement and Plan of Merger, dated as of May 31, 2015 (the “Merger Agreement”), by and among the Issuer, H&H Group, HNH Group Acquisition LLC, a Delaware limited liability company and a subsidiary of H&H Group (“H&H Acquisition Sub”), HNH Group Acquisition Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of H&H Acquisition Sub (“Sub”), and JPS.  At the effective time of the Merger (as defined below), Sub was merged with and into JPS (the “Merger”), with JPS being the surviving corporation in the Merger, and each outstanding share of JPS common stock, par value $0.01 per share (“JPS Common Stock”) (other than shares held by the Issuer and its affiliates, including SPHG Holdings), was converted into the right to receive $11.00 in cash (the “Per Share Merger Consideration”).  Reference is made to the Forms 8-K filed by the Issuer on June 1, 2015 and July 2, 2015 for a more detailed description of the Merger and the Merger Agreement.

CUSIP NO. 410315105

As a result of the closing of the Merger, JPS was indirectly owned by both H&H Group and SPHG Holdings.  On July 31, 2015, following the expiration of the 20-day period provided in Section 262(d)(2) of the Delaware General Corporation Law for stockholders of JPS to exercise appraisal rights in connection with the Merger, and pursuant to the Exchange Agreement, dated as of May 31, 2015, by and between H&H Group and SPHG Holdings, the Issuer issued (the “Issuance”) to H&H Group 1,429,407  Shares of the Issuer, representing an amount equal to the product of (a) the aggregate number of shares of JPS Common Stock held by SPHG Holdings immediately prior to the Exchange (as defined below) multiplied by (b) a fraction, (i) the numerator of which is an amount equal to the Per Share Merger Consideration and (ii) the denominator of which is an amount equal to the Parent Stock Price (as defined in the Exchange Agreement).  Immediately following the Issuance, H&H Group exchanged (the “Exchange”) such newly issued Shares of the Issuer for all shares of JPS Common Stock held by SPHG Holdings.  As a result of the Exchange, H&H Group owned all of the shares of JPS Common Stock and thereafter merged JPS with and into its wholly-owned subsidiary, HNH Acquisition LLC, a Delaware limited liability company, which was the surviving entity in such merger.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which is referenced as Exhibit 99.2 to Amendment No. 30 to the Schedule 13D and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 12,212,005 Shares outstanding, which is the total number of Shares outstanding as of August 4, 2015, according to information provided by the Issuer.

As of the close of business on the date hereof, SPHG Holdings owned directly 8,560,592 Shares, constituting approximately 70.1% of the Shares outstanding.  By virtue of their relationships with SPHG Holdings discussed in further detail in Item 2, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by SPHG Holdings.

As of the close of business on the date hereof, Warren G. Lichtenstein owned directly 288,107 Shares and beneficially owned an additional 18,305 unvested restricted Shares, which in the aggregate constitute approximately 2.5% of the Shares outstanding.

As of the close of business on the date hereof, EMH owned directly 57,642 Shares, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Shares owned by EMH.

CUSIP NO. 410315105

As of the close of business on the date hereof, Jack L. Howard owned directly 198,000 Shares and beneficially owned an additional 18,305 unvested restricted Shares, which, together with the 57,642 Shares owned directly by EMH that Mr. Howard may also be deemed to beneficially own, constitute approximately 2.2% of the Shares outstanding.

As of the close of business on the date hereof, James F. McCabe, Jr. owned directly 34,579 Shares and beneficially owned an additional 9,688 Shares, consisting of 4,688 unvested restricted Shares and 5,000 Shares issuable upon the exercise of stock options, which in the aggregate constitute less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Leonard J. McGill owned directly 6,517 Shares and beneficially owned an additional 4,199 unvested restricted Shares, which in the aggregate constitute less than 1% of the Shares outstanding.

As of the close of business on the date hereof, John H. McNamara, Jr. owned directly 32,500 Shares and beneficially owned an additional 733 unvested restricted Shares, which in the aggregate constitute less than 1% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           On July 31, 2015, SPHG Holdings received 1,429,407 Shares in exchange for all its shares of JPS Common Stock as discussed in further detail in Item 4 above.   There were no other transactions in the Shares by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Exchange Agreement and the Exchange, as described in further detail in Item 4 above.

CUSIP NO. 410315105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2015	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

	By:	/s/ Jack L. Howard
Jack L. Howard, President

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Leonard J. McGill
LEONARD J. MCGILL

CUSIP NO. 410315105

/s/ James F. McCabe, Jr.
JAMES F. MCCABE, JR.

/s/ John H. McNamara, Jr.
JOHN H. MCNAMARA, JR.

/s/ Jack L. Howard
JACK L. HOWARD

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
Jack L. Howard, Managing Member